Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2012	2011
Earnings
Loss before Income Taxes	$(23)	$(31)
Fixed Charges	239	235
Total Earnings	$216	$204

Fixed Charges
Interest Expense	$227	$224
Amortization of Debt Costs	10	9
Interest Element of Rentals	2	2
Total Fixed Charges	$239	$235

Ratio of Earnings to Fixed Charges (1)	—	—

(1)
Earnings for the three months ended March 31, 2012 and 2011 were insufficient to cover fixed charges by $23 million and $31 million, respectively. As a result of such deficiencies, the ratios are not presented above.